UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One) [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
            [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                      For Period Ended: September 30, 2008

            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended:____________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

           Full Name of Registrant: Promotions On Wheels Holding, Inc.

           Former Name if Applicable: N/A

                      Address of Principal Executive Office

                       Street and Number:  1 Hampshire Court
                City, State and Zip Code:  Newport Beach, CA 92660

                                     PART II
                             RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, I I -K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by RULE
            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      The Registrant is unable to file its Quarterly Report on Form 10-QSB for the quarterly period ending September 30, 2008 because of delays in the completion of its financial statements and related portions of the Form 10-QSB, which delays could not be eliminated by the Registrant without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Rowland W. Day II            949                 642-7816
           -----------------        -----------        ------------------
                 (Name)             (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       Promotions On Wheels Holdings, Inc.
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

      Date: November 13, 2008

                                              By:    /s/ Rowland W. Day II
                                                     -----------------------
                                              Name:  Rowland W. Day II
                                              Title: Chief Executive Officer


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